UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42806J304

(CUSIP Number)

Laura Torrado

c/o Knighthead Capital Management, LLC

280 Park Avenue, 22nd Floor

New York, New York 10017

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Philippa Bond, P.C.

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, California 90067

(310) 552-4200

November 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42806J304

(1)	Names of reporting persons CK Amarillo LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 181,455,469 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 181,455,469 (1)
(11)	Aggregate amount beneficially owned by each reporting person 181,455,469 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 39.18% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Amount consists of 181,455,469 shares of Common Stock.

(2)	Based on information provided by the Issuer in its Prospectus filed pursuant to Rule 424(b)(4) on November 10, 2021 (the “Prospectus”), reflecting 463,129,281 shares of Common Stock issued and outstanding after giving effect to a share repurchase as contemplated by the Prospectus.

CUSIP No. 42806J304

(1)	Names of reporting persons CK Amarillo GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 181,455,469 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 181,455,469 (1)
(11)	Aggregate amount beneficially owned by each reporting person 181,455,469 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 39.18% (2)
(14)	Type of reporting person (see instructions) IA

(1)	Amount consists of 181,455,469 shares of Common Stock.

(2)	Based on information provided by the Issuer in the Prospectus, reflecting 463,129,281 shares of Common Stock issued and outstanding after giving effect to a share repurchase as contemplated by the Prospectus.

CUSIP No. 42806J304

(1)	Names of reporting persons Certares Opportunities LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 181,455,469 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 181,455,469 (1)
(11)	Aggregate amount beneficially owned by each reporting person 181,455,469 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 39.18% (2)
(14)	Type of reporting person (see instructions) IA

(1)	Amount consists of 181,455,469 shares of common stock, par value $0.01 per share (the “Common Stock”) of Hertz Global Holdings, Inc. (the “Issuer”).

(2)

Based on information provided by the Issuer in the Prospectus, reflecting 463,129,281 shares of Common Stock issued and outstanding after giving effect to a share repurchase as contemplated by the Prospectus.

CUSIP No. 42806J304

(1)	Names of reporting persons Knighthead Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 181,455,469 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 181,455,469 (1)
(11)	Aggregate amount beneficially owned by each reporting person 181,455,469 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 39.18% (2)
(14)	Type of reporting person (see instructions) IA

(1)	Amount consists of 181,455,469 shares of Common Stock.

(2)

Based on information provided by the Issuer in the Prospectus, reflecting 463,129,281 shares of Common Stock issued and outstanding after giving effect to a share repurchase as contemplated by the Prospectus.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2021 (the “Original Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of Hertz Global Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 8, 2021, the Issuer, CK Amarillo LP (“CK Amarillo”) and certain other selling shareholders (together with CK Amarillo, the “Selling Shareholders”) and Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC (collectively, the “Underwriters”) entered into an Underwriting Agreement (the “Underwriting Agreement”) pursuant to which the Selling Shareholders sold shares of Common Stock to the Underwriters at $27.695 per share, with such shares to be resold by the Underwriters to the public at a price of $29 per share. November 12, 2021 was the closing date of the Underwriting Agreement. As part of the transactions pursuant to the Underwriting Agreement, CK Amarillo sold an aggregate of 15,217,635 shares of Common Stock on November 12, 2021.

Except as set forth in the preceding paragraph and in Item 6 of the Original Schedule 13D and as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Reference to and the description of the Underwriting Agreement as set forth above is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a) - (b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 463,129,281 shares of Common Stock outstanding after giving effect to a share repurchase as contemplated by the Prospectus, based on information furnished by the Issuer.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person, Mr. O’Hara, Mr. Wagner or Mr. Cohen is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as stated otherwise in this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 2	Form of Underwriting Agreement, (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to Form S-1 Registration Statement of Hertz Global Holdings, Inc. filed with the SEC on November 5, 2021

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2021

CK AMARILLO LP
By: CK AMARILLO GP, LLC, its general partner,

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CK AMARILLO GP, LLC

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CERTARES OPPORTUNITIES LLC
By: CERTARES MANAGEMENT LLC, its Sole Member,

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Managing Director & General Counsel

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel